Exhibit 16.1

March 15, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Pacific Capital Bancorp (copy attached), which we understand will be filed with the United States Securities and Exchange Commission, pursuant to Item 304 of Regulation S-K, as part of Item 9 of Pacific Capital Bancorp’s Form 10-K to be filed on or about March 15, 2006. We agree with the statements concerning our Firm in such Item 9 of Form 10-K. However, we make no comment whatsoever regarding the following: (i) the current status of material weaknesses disclosed in Item 4.01 of the Form 8-K filed on June 21, 2005 or any remedial actions taken by Pacific Capital Bancorp with respect thereto and (ii) the proposal process used by the Audit Committee to select another independent registered public accounting firm.

Very truly yours,

PricewaterhouseCoopers LLP